Exhibit 4.54
Commercial Banking — GP3, Major Team
(CARM 080521)

CONFIDENTIAL
Nam Tai Electronic & Electrical Products Ltd
Suites 1506-1508 15/F
One Exchange Square
8 Connauht Place Central
Hong Kong	2 June 2008
Attn: Ms Eve Leung
Dear Madam,
BANKING FACILITY
A/C NO. 502-495575-001
With reference to our recent discussion, we are pleased to advise that we have reviewed your banking facility and offer a renewal within the following revised limit which will be made available on the specific terms and conditions outlined herein. The Bank shall have an unrestricted discretion to cancel or suspend, or determine whether or not to permit drawings in relation to, the facility. This facility is subject to review at any time and in any event by 15 May 2009, and also subject to the Bank’s overriding right of repayment on demand, including the right to call for cash cover on demand for prospective and contingent liabilities.

	New	Previous
Corporate Card Facility	HKD1,000,000.-	HKD700,000.-
Corporate Cards approved by us and issued to your executives.

The terms and conditions governing the Corporate Card Facility are detailed in our HSBC Corporate Card Programme — Employer’s Participation Agreement duly signed by you.
Default Interest
Please note that interest will be payable on sums which are overdue, drawings which are in excess of agreed limits and amounts demanded and not paid, at the maximum rate stipulated in the Bank’s Tariff which is accessible at http://www.commercial.hsbc.com.hk/1/2/commercial/customer-service/tariffs. The Bank will provide you with a hard copy of the Tariff at your request. Interest at the applicable rate will be payable monthly in arrears to the debit of your current account.
Accrual of Interest and Other Sums
Please note that interest and other sums expressed to be chargeable or payable on a periodic basis will nonetheless accrue from day to day and amounts so accrued may be demanded at any time.
The Hongkong and Shanghai Banking Corporation Limited
HSBC Main Building, 1 Queen’s Road Central, Hong Kong
Tel: (852) 2822 1111 Fax: (852) 2877 5442
Telex: 73205 HSBC HX Telegrams: Hongbank Hongkong
Web: www.hsbc.com.hk
Incorporated in the Hong Kong SAR with limited liability
Registered at the Hong Kong Companies Registry No. 263876

Nam Tai Electronic & Electrical Products Limited	2 June 2008
Please note that all costs and expenses (including legal fees) incurred by us in connection with the extension of this facility and any matters arising are to be reimbursed by you on demand.
This facility letter shall be governed by and construed in accordance with the laws of the Hong Kong Special Administrative Region
(“Hong Kong”). The parties hereto shall submit to the non-exclusive jurisdiction of the courts of Hong Kong.
Please arrange for the authorised signatories of your company, in accordance with the terms of the mandate given to the Bank, to sign and return to us the duplicate copy of this letter to signify your continued understanding and acceptance of the terms and conditions under which this revised facility is granted.
Unless expressed in writing from you to the contrary, we may provide any information relating to any of your accounts with us and any facilties we may provide to you from time to time or their conduct or any other information concerning your relationship with us to any other company or office which at the relevant time belongs to or is part of the HSBC Group.
Unless expressly agreed otherwise by us, we may transfer all or any part of our obligations under this facility letter or in respect of any of the facilities to any person by delivering to you a notice in writing. Such transfer shall take effect as from the effective date specified in the notice and we shall thereafter be released from such obligations.
Section 83 of the HK Banking Ordinance
Please note that Section 83 of the Banking Ordinance has imposed on us as a bank certain limitations on advances to persons related to our directors or employees. In acknowledging this Facility Letter you should advise us whether you are in any way related to any of our directors or employees within the meaning of Section 83 and in the absence of such advice we will assume that you are not so related. We would also ask, should you become so related subsequent to acknowledging this facility letter, that you immediately advise us in writing.
This revised facility will remain open for acceptance until the close of business on 23 June 2008 and if not accepted by thate date will be deemed to have lapsed.
We are pleased to be of continued assistance.

Yours faithfully	Accepted and signed by

[signed]	[Original signed by Karene Wong and Ivan Chui]

Frederick Wong Senior Vice President	Nam Tai Electronic & Electrical Products Limited

/jlz

Encl